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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KOREA INVESTMENT & SECURITIES AMERICA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 AVENUE OF THE AMERICAS, SUITE 1110
(No. and Street)

NEW YORK (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DONG EUN KIM 212-314-0685
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEJONG LLP
(Name – *if individual, state last, first, middle name*)

2050 CENTER AVENUE, SUITE 415 (Address) FORT LEE (City) NJ (State) 07024 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Dong Eun Kim, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Korea Investment & Securities America, Inc. as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President

Title



Notary Public

KELLY E. HAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HA6041969
Qualified in Queens County
My Commission Expires May 15, 20__

Korea Investment & Securities America, Inc.

(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

sejong LLP
integrity·trust·professionalism
2050 Center Avenue Suite 415 Fort Lee, NJ 07024 T. 201.606.2260 | F. 212.695.1969
www.sejongLLP.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Korea Investment & Securities America, Inc.:

We have audited the accompanying statement of financial condition of Korea Investment & Securities America, Inc. as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of Korea Investment & Securities America, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Korea Investment & Securities America, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

SEJONG LLP

Fort Lee, New Jersey
February 24, 2016

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2015

Assets

Cash	$	1,250,818
Time deposits		2,546,690
Commissions receivable from Parent		72,259
Other receivables		90,027
Fixed assets		21,702
Other assets		175,038
Total assets	$	4,156,534

Liability and Stockholder's Equity

Liability:		
Accrued expenses and other liabilities	$	219,460
Commitment		
Stockholder's equity:		
Common stock, par value $0.01 per share. Authorized 1,000 shares; issued and outstanding 200 shares		2
Additional paid-in capital		5,999,998
Accumulated deficit		(2,062,926)
Total stockholder's equity		3,937,074
Total liability and stockholder's equity	$	4,156,534

See accompanying notes to financial statements.

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2015

(1) Description of Business

Korea Investment & Securities America, Inc. (the "Company") was incorporated on April 18, 2000 under the laws of the State of Delaware to conduct a securities business in the United States of America. The Company, a wholly owned subsidiary of Korea Investment & Securities Co., Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company engages primarily in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in emerging markets. As shown in the accompanying statement of operations, the major source of income is commission income from its brokerage services.

The Company clears all transactions on a fully disclosed basis through the Parent. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company claims exemption from SEC rule 15c3-3 under Paragraph (k)(2)(i).

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(c) Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective asset, ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms of their related leases.

(3) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2015, the Company had a minimum net capital requirement of $250,000. The Company had a service agreement ("Chaperoning arrangement") with the Parent, which was regarded as a foreign broker-dealer under SEC Rule 15a-6(a)(3). SEC requires registered broker and dealers that enter into a service agreement with a foreign broker-dealer to maintain a minimum net capital of $250,000. At December 31 2015, the Company had net capital of $3,571,805, which exceeded the minimum requirement by $3,321,805. The Company's percentage of aggregate indebtedness to net capital was 6.14%.

(4) Fixed Assets

Fixed assets, at December 31, 2015 are summarized as follows:

Equipment	$	42,496
Furniture and fixtures		25,768
Leasehold improvements		17,735
		85,999
Less accumulated depreciation and amortization		64,297
Fixed assets, net	$	21,702

(5) Related Party Transactions

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity security transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. Related commissions receivable and other receivable from the Parent as of December 31, 2015 amounted to $72,259 and $68,870, respectively.

(6) Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2015 are as follows:

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2015

Deferred tax assets (liabilities):		
Net operating loss carryforwards	$	1,211,078
Deferred rent		26,656
Alternative minimum tax		5,929
Fixed assets		2,636
Capital loss carryforwards		2,819
Unrealized loss		(61)
Total gross deferred tax assets		1,249,057
Less valuation allowance		1,249,057
Net deferred tax assets	$	-

The net change in the valuation allowance for the year ended December 31, 2015 was a decrease of approximately $98,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

At December 31, 2015, the Company has net operating loss carryforwards available for federal income tax purpose of approximately $2,675,000, which expire in various years through December 31, 2033. The Company also has net operating loss carryforwards for states and local tax purposes amounting to approximately $2,630,000 at December 31, 2015, which expire in various years through December 31, 2033.

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the statement of financial condition. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York and New Jersey States and New York City are where the Company is subject to state and local income taxes. The Company remains subject to examination for the years ended December 31, 2014, 2013 and for fiscal year ended March 31, 2012 for the federal, states, and local jurisdictions.

(7) Commitment

As of December 31, 2015, the Company had been obligated under non-cancelable operating lease contract for its office space, which expires through January 2021. The office lease contains a rent escalation clause for increases in property taxes and wage over base rate, and provisions for payments for maintenance and certain other operating costs.

The future minimum lease payments under the non-cancelable operating lease contract as of December 31, 2015 are as follows:

Year ending December 31:		Amount
2016	$	174,000
2017		175,000
2018		175,000
2019		175,000
2020		175,000
Thereafter		15,000
	$	889,000

(8) Off-Balance-Sheet Risk

The Company clears securities transactions on behalf of customers through the Parent. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at December 31, 2015. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

(9) Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at December 31, 2015. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

(10) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 24, 2016, the date at which the statement of financial condition was available to be issued, and determined that there were no other items which requires accounting for or disclosure in the statement of financial condition.